EXHIBIT 99.1

NewsRelease

TransCanada to Sell 45% Interest in GTN and Bison Pipelines to   TC PipeLines, LP

CALGARY, Alberta – May 15, 2013 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced it has entered into agreements to sell a 45 per cent interest in each of Gas Transmission Northwest LLC (GTN) and Bison Pipeline LLC (Bison) to TC PipeLines, LP (NYSE: TCP) (the Partnership) for an aggregate purchase price of US$1.05 billion, which includes US$146 million for 45 per cent of GTN’s debt. The sale is expected to close in July 2013 and is subject to regulatory approvals and certain closing conditions.

“The proceeds from the sale of a 45 per cent interest in both GTN and Bison will contribute to funding a portion of TransCanada’s capital program that includes $26 billion of commercially-secured projects,” said Russ Girling, president and chief executive officer of TransCanada.  “The transaction demonstrates one of the many funding options available to TransCanada to finance our current capital commitments.

“Selling assets to TC PipeLines, LP not only provides us with an attractive source of capital, but it also allows the Partnership to grow its earnings, cash flow and distributions to its unitholders.  The possibility of selling further interests in our mature U.S. natural gas pipeline assets, through a series of dropdowns, provides us with a significant amount of financial flexibility,” added Girling.

The GTN pipeline system is a 2,178-kilometre (km) (1,353-mile) natural gas transmission system that transports Western Canada Sedimentary Basin and Rocky Mountain-sourced natural gas to third-party natural gas pipelines and markets in California, Nevada and the Pacific Northwest. GTN connects with the Partnership’s Tuscarora pipeline system and with Pacific Gas & Electric at the Oregon-California border.

Bison is a 487-km (303-mile) natural gas pipeline connecting Rocky Mountain gas supply to downstream markets through the Northern Border pipeline system. The pipeline was constructed in 2010 and placed into service in January 2011.

Once the transaction is complete, TransCanada, through its subsidiaries, will continue to hold an approximately 30 per cent direct ownership interest in both pipelines.  TransCanada currently holds a 33 per cent interest in TC PipeLines, LP, a United States Master Limited Partnership, which was formed to acquire, own and actively participate in the management of U.S. natural gas pipelines and related assets.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,500 kilometres (42,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with more than 400 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 11,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest oil delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com or check us out on Twitter @TransCanada or http://blog.transcanada.com.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “would”, “will” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operation plans and outlook. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Readers are cautioned not to place undue reliance on this forward-looking information. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to TransCanada’s Quarterly Report to Shareholders dated April 25, 2013 and 2012 Annual Report filed under TransCanada’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov and available on TransCanada's website at www.transcanada.com.

TransCanada Media Enquiries:
Shawn Howard/Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522